NEWS DOFASCO

Dofasco Inc., P.O. Box 2460, Hamilton, Ontario L8N 3J5
Telephone: 905 544-3761 Fax: 905 548-4935
Toll Free: 800 363-2726 On Line: www.dofasco.ca

RELEASE DATE: February 21, 2006

INFORMATION CONTACT: Gordon Forstner 905 548-7200 ext. 2200

DOFASCO ANNOUNCES BOARD CHANGES

Hamilton, Ontario: Dofasco Inc. announces today that, following the take-up at midnight (EST) on February 20, 2006 of 88.38% of the corporation's common shares by Arcelor S.A., six members of Dofasco's Board of Directors have resigned at Arcelor's request. The board has accepted the resignations of William E. Coyne, William A. Etherington, Dezsö J. Horvath, Frank H. Logan, Thomas C. O'Neill, and Brian A. Robbins.

These board members have been replaced by six new directors nominated by Arcelor: Michel Wurth, Paul Matthys, Jacques Chabanier, Christophe Cornier, Bruno LeForestier and Gérard Dupouy. They join the remaining members of the previous board: Sylvia D. Chrominska, Roger G. Doe, Brian F. MacNeill, Peter C. Maurice, and Donald A. Pether. Mr. MacNeill continues as the Chair of the Board.

Established in 1912, Dofasco is a leading North American steel solutions provider. Product lines include hot rolled, cold rolled, galvanized, Extragal™, Galvalume™, and tinplate flat rolled steels, as well as tubular products, laser-welded blanks and Zyplex™, a proprietary laminate. Dofasco's wide range of steel products is sold to customers in the automotive, construction, energy, manufacturing, pipe and tube, appliance, packaging and steel distribution industries. The company has additional operations in Canada, the United States and Mexico. Dofasco also owns 98.7% of Québec Cartier Mining (QCM). QCM owns and operates the Mont-Wright open pit mine and a pellet plant at Port-Cartier.

06 Member of Dow Jones Sustainability Indexes DJSI

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